SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)<FN1>

                              NBC INTERNET, INC.
                               (Name of Issuer)

               Class A Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                                  62873D-10-5
                                (CUSIP Number)

       Susan E. Weiner, Senior Vice President and Acting General Counsel
                      National Broadcasting Company, Inc.
                             30 Rockefeller Plaza
                              New York, NY  10012
                                (212) 664-2806
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 April 8, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

[FN]
<FN1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 62983D-10-5                   13D                    Page 3 of 33

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             NATIONAL BROADCASTING COMPANY, INC.
             14-1682529
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN2>         (a) /_/
                                                                      (b) /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS<FN2>
             OO
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
    NUMBER OF       7.   SOLE VOTING POWER
     SHARES                   25,021,739<FN3>
  BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING                 25,021,739<FN3>
     PERSON        10.   SHARED DISPOSITIVE POWER
      WITH                    -0-
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             25,021,739<FN3>
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES<FN3>
                                                                          /x/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             39.1%
 14.    TYPE OF REPORTING PERSON<FN2>
             CO

CUSIP No. 62983D-10-5                   13D                    Page 4 of 33

[FN]
        <FN2>  SEE INSTRUCTIONS BEFORE FILLING OUT!
        <FN3>  Includes (i) 24,550,708 shares issuable upon conversion of
        Class B common stock of the Issuer, par value $.0001 per share, and
        (ii) 471,031 shares issuable upon conversion of 471,031 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture. Excludes (i) 5,338,357 shares issuable upon conversion of 5,338,357 shares of Class B common stock of Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture held by GE Investments Subsidiary, Inc., and (ii) 30,000 shares held by Robert C. Wright, Vice President of the Board of Directors and Executive Officer of General Electric Company, and Chief Executive Officer and President of National Broadcasting Company, Inc.

CUSIP No. 62983D-10-5                   13D                    Page 5 of 33


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             GENERAL ELECTRIC COMPANY
             14-0689340
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN4>         (a) /_/
                                                                      (b) /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS<FN4>
             Not Applicable
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        New York
    NUMBER OF       7.   SOLE VOTING POWER
     SHARES                   -0-
  BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING                 -0-
     PERSON        10.   SHARED DISPOSITIVE POWER
      WITH                    -0-
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             Beneficial ownership of all shares disclaimed by General Electric Company
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Not Applicable (see 11 above)
 14.    TYPE OF REPORTING PERSON<FN4>
             CO

[FN]
        <FN4>  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62983D-10-5                   13D                    Page 6 of 33

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             NATIONAL BROADCASTING COMPANY HOLDING, INC.
             13-3448662
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN5>         (a) /_/
                                                                      (b) /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS<FN5>
             Not Applicable
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
    NUMBER OF       7.   SOLE VOTING POWER
     SHARES                   -0-
  BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING                 -0-
     PERSON        10.   SHARED DISPOSITIVE POWER
      WITH                    -0-
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             Not Applicable (see 11 above)
 14.    TYPE OF REPORTING PERSON<FN5>
             CO

[FN]
        <FN5>  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62983D-10-5                   13D                    Page 7 of 33


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             GE INVESTMENTS SUBSIDIARY, INC.
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN6>         (a) /_/
                                                                      (b) /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS<FN6>
             Not Applicable
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
    NUMBER OF       7.   SOLE VOTING POWER
     SHARES                   5,338,357<FN7>
  BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING                 5,338,357<FN7>
     PERSON        10.   SHARED DISPOSITIVE POWER
      WITH                    -0-
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,338,357<FN7>
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES<FN7>
                                                                          /X/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.0%
 14.    TYPE OF REPORTING PERSON<FN6>
             CO

CUSIP No. 62983D-10-5                   13D                    Page 8 of 33

[FN]
        <FN6>  SEE INSTRUCTIONS BEFORE FILLING OUT!
        <FN7>  Includes 5,338,357 shares issuable upon conversion of
        5,338,357 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture. Excludes (i) 24,550,708 shares issuable to National Broadcasting Company, Inc. upon conversion of Class B common stock of the Issuer, par value $.0001 per shares, (ii) 471,031 shares issuable to National Broadcasting Company, Inc. upon conversion of 471,031 shares of Class B common stock of the Issuer, par value $.0001 per share, issuable upon conversion of a convertible debenture held by National Broadcasting Company, Inc. and (iii) 30,000 shares held by Robert C. Wright, Vice Chairman of the Board of Directors and Executive Officer of General Electric Company, and Chief Executive Officer and President of National Broadcasting Company, Inc.

CUSIP No. 62983D-10-5                   13D                    Page 9 of 33


  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             RAINWATER ACQUISITION CORP.
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<FN8>         (a) /_/
                                                                      (b) /X/
  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS<FN8>
             Not Applicable
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          /_/
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
    NUMBER OF       7.   SOLE VOTING POWER
     SHARES                   -0-
  BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                  -0-
      EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING                 -0-
     PERSON        10.   SHARED DISPOSITIVE POWER
      WITH                    -0-
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             Beneficial ownership of all shares disclaimed by Rainwater Acquisition Corp.
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES<FN9>
                                                                          /_/
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             Not Applicable (see 11 above)
 14.    TYPE OF REPORTING PERSON<FN8>
             CO

[FN]
        <FN8>  SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 1 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                     OF THE GENERAL RULES AND REGULATIONS

                 UNDER THE SECURITIES ACT OF 1934, AS AMENDED

         This Amendment No. 1 amends the Schedule 13D filed on November 30, 1999 (the "Schedule 13D") which relates to shares of Class A common stock, par value $.0001 per share of NBC Internet, Inc., a Delaware corporation. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

                 Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1.      Security and Issuer

                 Item 1 of the Schedule 13 is hereby amended and supplemented by deleting the last sentence thereof and replacing it with the following sentence:

         The address of the Issuer's principal executive offices is 225 Bush Street, San Francisco, California 94104.

Item 2.      Identity and Background.

                 Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the first and second paragraphs thereof in their entirety and replacing them with the following paragraphs:

                 This statement is being filed by National Broadcasting Company, Inc., a Delaware corporation ("NBC"), for and on behalf of
         (i) itself both individually and as successor by merger to NBC Multimedia, Inc. ("Multimedia"), (ii) General Electric Company ("GE"), (iii) National Broadcasting Company Holding, Inc. ("NBC Holding"), (iv) GE Investments Subsidiary Inc. ("Investments Sub"), and (v) Rainwater Acquisition Corp. ("Merger Sub" and collectively with NBC, GE, NBC Holding and Investments Sub, the "Reporting Persons"). NBC is a wholly-owned subsidiary of NBC Holding, and NBC Holding is a wholly-owned subsidiary of GE. Investments Sub is a wholly-owned subsidiary of GE. Merger Sub is a wholly-owned subsidiary of NBC. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

                 NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company that owns all the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. Investments Sub is a Delaware corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. Investments Sub is engaged in the business of investing in debt and equity instruments and managing its portfolio of such investments. Merger Sub is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business of Merger Sub is to engage in the Transactions (as defined in Item 4 below).

                 Item 2 of the Schedule 13D is further amended by replacing Schedules A, B and C attached thereto with Schedules A, B and C attached hereto.

Item 3.      Source and Amount of Funds or Other Consideration.

                 Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the last paragraph of Item 3:

                 On December 21, 1999, Multimedia ceased to exist by reason of its merger into NBC with NBC as the surviving entity. As a result of that transaction, NBC became the holder of Convertible Note 1 as well as each share of Class B Stock formerly held by Multimedia.

                 On April 8, 2001, NBC, Merger Sub and the Issuer entered into an Agreement of Merger and Plan of Liquidation and Dissolution (the "Merger Agreement) (attached hereto as Exhibit 9), pursuant to which, among other things, Merger Sub would merge with and into the Issuer (the "Merger") on the terms and subject to the conditions set forth therein. Pursuant to the terms of the Merger Agreement, each holder of Class A Stock other than dissenting shares would receive upon consummation of the Merger a liquidating distribution in an amount per share in cash equal to $2.19. Based on the 39,017,110 shares of Class A Stock reported to be outstanding as of February 28, 2001 according to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2001 (the "Issuer's Annual Report"), the total consideration payable to the holders of Class A Stock in the Merger (the "Consideration") will be $85,447,471.

                 The Merger Agreement provides that the Consideration will be paid by the Issuer from available cash and, to the extent such funds are not adequate to pay the entire Consideration, cash provided to Issuer by means of a prepayment by NBC of a portion of the promissory note, dated November 30, 1999, in the original principal amount of $340,000,000 issued by NBC and held by Issuer ("NBC Note"). The source of any funds used to prepay the NBC Note would be the working capital of NBC.

                 As part of the Transactions, each of the Convertible Notes would be converted by their holders, NBC and Investments Sub, into an aggregate of 5,809,388 shares of Class B Stock. After such conversion, Investments Sub would transfer all its Class B Stock to NBC.

Item 4.      Purpose of Transaction.

                 Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs prior to the last paragraph thereof:

                 On April 8, 2001, NBC, Merger Sub and the Issuer entered into the Merger Agreement (as defined in Item 3 above) (attached hereto as Exhibit 9), pursuant to which the Merger (as defined in
         Item 3 above) would occur on the terms and subject to the conditions set forth therein. As described in Item 3 above, the Merger Agreement provides that holders of Class A Stock other than dissenting shares would receive upon consummation of the Merger a liquidating distribution in an amount per share in cash equal to $2.19. The Issuer would be the surviving entity in the Merger and the Class B Stock would remain outstanding.

                 The Merger Agreement provides that prior to the Merger, as indicated in Item 3 above, each of the Convertible Notes would be converted by NBC and Investments Sub into an aggregate of 5,809,388 shares of Class B Stock. Investments Sub would then transfer all shares of Class B Stock held by it to NBC, making NBC the holder of all outstanding shares of Class B Stock at the time of the Merger.

                 After consummation of the Merger, the Issuer would make a final liquidating distribution of all its remaining assets to NBC, as its sole stockholder. At the time of such distribution, NBC would also assume all of the Issuer's remaining liabilities and obligations. The Issuer would then be dissolved in accordance with applicable Delaware law. The Merger and the other transactions contemplated by the Merger Agreement, including the distribution, assumption and dissolution described above, are collectively referred to herein as the "Transactions."

                 The Merger Agreement provides that consummation of the Transactions is subject to a number of conditions, including approval by (i) the holders of a majority of the shares of Class A Stock, voting as a single class, other than Class A Stock with respect to which NBC has the power to vote or direct the vote, (ii) the holders of a majority of the shares of Class B Stock, voting as a single class, and (iii) the holders of a majority of the shares of Class A Stock and Class B Stock, voting as a single class, and other conditions customary to such agreements. The Merger Agreement prohibits the Issuer from soliciting indications of interest from other persons with respect to an acquisition of the Issuer, although it permits, among other things, the Board of Directors of the Issuer to respond to inquiries from and provide information to bona fide interested third parties and, subject to payment of a termination fee in the amount of $3 million, terminate the Merger Agreement if it determines to accept an alternative transaction.

                 The Merger Agreement also provides that prior to consummation of the Merger, the Issuer will take certain steps to substantially reduce its operations and to terminate a significant number of its employees. However, subject to certain terms and conditions, the Issuer will not be required to take any action that a majority of the members of the Board of Directors of the Issuer elected by the holders of Class A Stock determine in good faith would have a material adverse effect on the Issuer if the Merger Agreement were terminated.

                 The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement

         (attached hereto as Exhibit 9), which is expressly incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended by deleting the first two paragraphs in their entirety and replacing them with the following paragraphs:

                 (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

                 As of the date hereof, NBC beneficially owned in the aggregate 25,021,739 shares of Class A Stock, representing approximately 39.1% of the outstanding shares of Class A Stock, based upon (i) 39,017,110 shares of Class A Stock outstanding as set forth in the Issuer's Annual Report, (ii) 24,550,708 shares of Class A Stock issuable upon conversion of Class B Stock held by NBC, and
         (iii) 471,031 shares of Class A Stock issuable upon conversion of 471,031 shares of Class B Stock issuable upon conversion of Convertible Note 1.

                 As of the date hereof, Investments Sub beneficially owned in the aggregate 5,338,357 shares of Class A Stock, representing approximately 12.0% of the outstanding shares of Class A Stock, based upon (i) 39,017,110 shares of Class A Stock outstanding as set forth in the Issuer's Annual Report, and (ii) 5,338,357 shares of Class A Stock issuable upon conversion of 5,338,357 shares of Class B Stock issuable upon conversion of Convertible Note 2.

                 As of the date hereof, Robert C. Wright beneficially owned 30,000 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock.

                 GE, Investments Sub, NBC Holding and Merger Sub disclaim beneficial ownership of all shares of Class A Stock and Class B Stock owned by NBC. GE, NBC Holding, NBC and Merger Sub disclaim beneficial ownership of all shares of Class A Stock and Class B Stock owned by Investments Sub. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Stock owned by Mr. Wright.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 6:

                 As described in Item 4 above, NBC, Merger Sub and the Issuer have entered into the Merger Agreement providing for the Transactions. The description of the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement (attached hereto as Exhibit 9).

Item 7.      Material to be Filed as Exhibits

                 Item 7 of the Schedule 13D is hereby amended and supplemented by replacing Exhibit 1 attached thereto with Exhibit 1 attached hereto and by adding the following additional Exhibits:

         Exhibit 1 Joint Filing Agreement dated as of April 10, 2001 by and among the Reporting Persons.

         Exhibit 9 Agreement of Merger and Plan of Liquidation and Dissolution dated as of April 8, 2001 by and among NBC, Merger Sub and the Issuer.

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 10, 2001

                                  GENERAL ELECTRIC COMPANY


                                  By:      /s/  Robert E. Healing
                                           -----------------------------
                                  Name:    Robert E. Healing
                                  Title:   Attorney-in-Fact

                                  NATIONAL BROADCASTING COMPANY HOLDING, INC.


                                  By:      /s/  Mark W. Begor
                                           -----------------------------
                                  Name:    Mark W. Begor
                                  Title:   Vice President

                                  NATIONAL BROADCASTING COMPANY, INC.


                                  By:      /s/  Mark W. Begor
                                           -----------------------------
                                  Name:    Mark W. Begor
                                  Title:   Executive Vice President

                                  GE INVESTMENTS SUBSIDIARY, INC.


                                  By:      /s/  Robert E. Healing
                                           -----------------------------
                                  Name:    Robert E. Healing
                                  Title:   Vice President

                                  RAINWATER ACQUISITION CORP.


                                  By:      /s/  Mark W. Begor
                                           -----------------------------
                                  Name:    Mark W. Begor
                                  Title:   President

                          SCHEDULE A TO SCHEDULE 13D

                 Filed by National Broadcasting Company, Inc.

                      National Broadcasting Company, Inc.
                       Directors and Executive Officers

                                                         Present Principal
Name                         Present Address                 Occupation
--------------------    ------------------------    --------------------------

Directors

S. S. Cathcart          222 Wisconsin Avenue        Retired Chairman, Illinois
                        Suite 103                   Tool Works
                        Lake Forest, IL  60045

D. D. Dammerman         General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company;
                                                    Chairman, General Electric
                                                    Services, Inc.

P. Fresco               Fiat SpA                    Chairman of the Board, Fiat
                        via Nizza                   SpA
                        10126 Torino, Italy

A. M. Fudge             Kraft Foods, Inc.           Former Executive Vice
                        555 South Broadway          President, Kraft Foods,
                        Tarrytown, NY  10591        Inc.

J. R. Immelt            General Electric Company    President, General Electric
                        3135 Easton Turnpike        Company
                        Fairfield, CT  06431

A. Jung                 Avon Products, Inc          President and Chief
                        1345 Avenue of the          Operating Officer, Avon
                          Americas                  Products, Inc.
                        New York, NY  10105

K. G. Langone           Invemed Associates, Inc.    Chairman, President and
                        375 Park Avenue             Chief Executive Officer,
                        New York, NY  10152         Invemed Associates, Inc.

R. B. Lazarus           Ogilvy & Mather Worldwide   Chairman and Chief
                        309 West 49th Street        Executive Officer, Ogilvy &
                        New York, NY  10105         Mather Worldwide

S. G. McNealy           Sun Microsystems, Inc.      Chairman, President and
                        901 San Antonio Road        Chief Executive Officer,
                        Palo Alto, CA  94304        Sun Microsystems, Inc.

G. G. Michelson         Federated Department        Former Member of the Board
                          Stores                    of Directors, Federated
                        151 West 34th Street        Department Stores
                        New York, NY  10001

S. Nunn                 King & Spalding             Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, GA  30303

R. S. Penske            Penske Corporation          Chairman of the Board and
                        13400 Outer Drive, West     President, Penske
                        Detroit, MI  48239-4001     Corporation

F. H. T. Rhodes         Cornell University          President Emeritus, Cornell
                        3104 Snee Building          University
                        Ithaca, NY  14853

A. C. Sigler            Champion International      Retired Chairman of the
                          Corporation               Board and CEO and former
                        1 Champion Plaza            Director, Champion
                        Stamford, CT  06921         International Corporation

D. A. Warner III        J.P. Morgan Chase & Co.     Chairman of the Board, J.P.
                        60 Wall Street              Morgan Chase & Co.
                        New York, NY  10260

J. F. Welch, Jr.        General Electric Company    Chairman of the Board and
                        3135 Easton Turnpike        Chief Executive Officer,
                        Fairfield, CT  06431        General Electric Company

R. C. Wright            General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company

Executive Officers

John F. Welch Jr.       General Electric Company    Chairman
                        3135 Easton Turnpike
                        Fairfield, CT  06431

Robert C. Wright        National Broadcasting       Chief Executive Officer &
                          Company, Inc.             President
                        30 Rockefeller Plaza
                        New York, NY  10112

Mark W. Begor           National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

William Bolster         CNBC, Inc.                  Executive Vice President
                        2200 Fletcher Avenue
                        Fort Lee, NJ  07024

Richard Cotton          National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Duncan Ebersol          National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

John W. Eck             National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Randel A. Falco         National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Jay Ireland             National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Andrew Lack             National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Scott Sassa             National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Edward Scanlon          National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Pamela Thomas-Graham    CNBC, Inc.                  Executive Vice President
                        2200 Fletcher Avenue
                        Ft. Lee, NJ  07024

Martin Yudkovitz        National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

David Zaslav            National Broadcasting       Executive Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Kassie Canter           National Broadcasting       Senior Vice President
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112


Each person listed above is a citizen of the United States of America except
P. Fresco, who is a citizen of Italy, and A. Jung, who is a citizen of Canada.

                         SCHEDULE B TO SCHEDULE 13D

                       Filed by General Electric Company

                           General Electric Company
                       Directors and Executive Officers

                                                         Present Principal
Name                     Present Business Address            Occupation
--------------------    -------------------------   --------------------------

Directors

J. I. Cash, Jr.         Harvard Business School     Professor of Business
                        Morgan Hall                 Administration-Graduate
                        Soldiers Field              School of Business
                        Boston, MA  02163           Administration, Harvard
                                                    University

S. S. Cathcart          222 Wisconsin Avenue        Retired Chairman, Illinois
                        Suite 103                   Tool Works
                        Lake Forest, IL  60045

D. D. Dammerman         General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company;
                                                    Chairman and Chief
                                                    Executive Officer, General
                                                    Electric Capital Services,
                                                    Inc.

P. Fresco               Fiat SpA                    Chairman of the Board, Fiat
                        via Nizza 250               SpA
                        10126 Torino, Italy

A. M. Fudge             Kraft Foods, Inc.           Former Executive Vice
                        555 South Broadway          President, Kraft Foods,
                        Tarrytown, NY  10591        Inc.

C. X. Gonzalez          Kimberly-Clark de Mexico,   Chairman of the Board and
                        S.A. de C.V.                Chief Executive Officer,
                        Jose Luis Lagrange 103,     Kimberly-Clark de Mexico,
                        Tercero Piso                S.A. de C.V.
                        Colonia Los Morales
                        Mexico, D.F. 11510, Mexico

J. R. Immelt            General Electric Company    President, General Electric
                        3135 Easton Turnpike        Company
                        Fairfield, CT  06431

A. Jung                 Avon Products, Inc.         President and Chief
                        1345 Avenue of the          Operating Officer, Avon
                          Americas                  Products, Inc.
                        New York, NY  10105

K. G. Langone           Invemed Associates, Inc.    Chairman, President and
                        375 Park Avenue             Chief Executive Officer,
                        New York, NY  10152         Invemed Associates, Inc.

R. B. Lazarus           Ogilvy & Mather Worldwide   Chairman and Chief
                        309 West 49th Street        Executive Officer, Ogilvy &
                        New York, NY  10105         Mather Worldwide

S. G. McNealy           Sun Microsystems, Inc.      Chairman, President and
                        901 San Antonio Road        Chief Executive Officer,
                        Palo Alto, CA  94304        Sun Microsystems, Inc.

S. Nunn                 King & Spalding             Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, GA  30303

G. G. Michelson         Federated Department        Former Member of the Board
                          Stores                    and Executive Officer,
                        151 West 34th Street        General Electric Company
                        New York, NY  10001

R. C. Wright            General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company

R. S. Penske            Penske Corporation          Chairman of the Board and
                        13400 Outer Drive, West     President, Penske
                        Detroit, MI  48239-4001     Corporation

F. H. T. Rhodes         Cornell University          President Emeritus, Cornell
                        3104 Snee Building          University
                        Ithaca, NY  14853

A. C. Sigler            Champion International      Retired Chairman of the
                          Corporation               Board and CEO and former
                        1 Champion Plaza            Director, Champion
                        Stamford, CT  06921         International Corporation

D. A. Warner III        J.P. Morgan Chase & Co.     Chairman of the Board,
                        60 Wall Street              J.P.Morgan Chase & Co.
                        New York, NY  10260

J. F. Welch, Jr.        General Electric Company    Chairman of the Board and
                        3135 Easton Turnpike        Chief Executive Officer,
                        Fairfield, CT  06431        General Electric Company

Executive Officers

J. F. Welch, Jr.        General Electric Company    Chairman of the Board and
                        3135 Easton Turnpike        Chief Executive Officer,
                        Fairfield, CT  06431        General Electric Company

P. D. Ameen             General Electric Company    Vice President and
                        3135 Easton Turnpike        Comptroller
                        Fairfield, CT  06431

F. S. Blake             General Electric Company    Senior Vice President -
                        3135 Easton Turnpike        Corporate Development
                        Fairfield, CT  06431

J. R. Bunt              General Electric Company    Vice President and
                        3135 Easton Turnpike        Treasurer
                        Fairfield, CT  06431

D. L. Calhoun           General Electric Company    Senior Vice President - GE
                        1 Neumann Way               Aircraft Engine
                        Cincinnati, OH  05215

W. J. Conaty            General Electric Company    Senior Vice President -
                        3135 Easton Turnpike        Human Resources
                        Fairfield, CT  06431

D. D. Dammerman         General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company;
                                                    Chairman, General Electric
                                                    Capital Services, Inc.

S. C. Donnelly          General Electric Company    Senior Vice President -
                        P.O. Box 8                  Corporate Research and
                        Schenectady, NY  12301      Development

M. J. Espe              General Electric Company    Senior Vice President - GE
                        Nela Park                   Lighting
                        Cleveland, OH  05215

B. W. Heineman, Jr.     General Electric Company    Senior Vice President -
                        3135 Easton Turnpike        General Counsel and
                        Fairfield, CT  06431        Secretary

J. M. Hogan             General Electric Company    Senior Vice President - GE
                        P.O. Box 414                Medical Systems
                        Milwaukee, WI  53201

J. R. Immelt            General Electric Company    President, General Electric
                        P.O. Box 414                Company
                        Milwaukee, WI  53201

L. R. Johnston          General Electric Company    Senior Vice President - GE
                        Appliance Park              Appliances
                        Louisville, KY  40225

J. Krenicki, Jr.        General Electric Company    Senior Vice President - GE
                        2901 East Lake Road         Transportation Systems
                        Erie, PA  16531

R. W. Nelson            General Electric Company    Vice President - Corporate
                        3135 Easton Turnpike        Financial Planning and
                        Fairfield, CT  06431        Analysis

G. M. Reiner            General Electric Company    Senior Vice President -
                        3135 Easton Turnpike        Chief Information Officer
                        Fairfield, CT  06431

J. G. Rice              General Electric Company    Vice President - GE
                        1 River Road                Transportation Systems
                        Schenectady, NY  12345

G. L. Rogers            General Electric Company    Senior Vice President - GE
                        1 Plastics Avenue           Plastics
                        Pittsfield, MA  01201

K. S. Sherin            General Electric Company    Senior Vice President -
                        3135 Easton Turnpike        Finance and Chief
                        Fairfield, CT  06431        Financial Officer

L. G. Trotter           General Electric Company    Senior Vice President - GE
                        41 Woodward Avenue          Industrial Systems
                        Plainville, CT  06062

R. C. Wright            National Broadcasting       Vice Chairman of the Board
                          Company, Inc.             and Executive Officer,
                        30 Rockefeller Plaza        General Electric Company;
                        New York, NY  10112         President and Chief
                                                    Executive Officer, National
                                                    Broadcasting Company, Inc.

Each person listed above is a citizen of the United States of America except
C. X. Gonzalez, who is a citizen of Mexico, P. Fresco, who is a citizen of Italy, and A. Jung, who is a citizen of Canada.

                        GE Investments Subsidiary, Inc.
                       Directors and Executive Officers

                                                         Present Principal
Name                     Present Business Address            Occupation
--------------------    -------------------------   --------------------------

Directors

Phillip D. Ameen        General Electric Company    Vice President and
                        3135 Easton Turnpike          Comptroller, General
                        Fairfield, CT  06431          Electric Company

James R. Bunt           General Electric Company    Vice President and
                        3135 Easton Turnpike          Treasurer, General
                        Fairfield, CT  06431          Electric Company

John M. Samuels         General Electric Company    Vice President and Senior
                        3135 Easton Turnpike          Counsel, General Electric
                        Fairfield, CT  06431          Company

Executive Officers

James R. Bunt           General Electric Company    Vice President and
                        3135 Easton Turnpike          Treasurer, General
                        Fairfield, CT  06431          Electric Company

John M. Samuels         General Electric Company    Vice President and Senior
                        3135 Easton Turnpike          Counsel, General Electric
                        Fairfield, CT  06431          Company

Phillip D. Ameen        General Electric Company    Vice President and
                        3135 Easton Turnpike          Comptroller, General
                        Fairfield, CT  06431          Electric Company

Robert E. Healing       General Electric Company    Corporate Counsel, General
                        3135 Easton Turnpike          Electric Company
                        Fairfield, CT  06431

Eliza W. Fraser         General Electric Company    Associate Corporate
                        3135 Easton Turnpike          Counsel, General Electric
                        Fairfield, CT  06431          Company

Mark E. Buchanan        General Electric Company    Manager, State Tax, General
                        3135 Easton Turnpike          Electric Company
                        Fairfield, CT  06431

Barbara A. Melita       General Electric Company    Tax Specialist
                        3135 Easton Turnpike          General Electric Company
                        Fairfield, CT  06431

Robert J. Zalucki       General Electric Company    Tax Counsel and Quality
                        3135 Easton Turnpike          Leader, General Electric
                        Fairfield, CT  06431          Company

                          Rainwater Acquisition Corp.
                       Directors and Executive Officers

                                                         Present Principal
Name                     Present Business Address            Occupation
--------------------    -------------------------   --------------------------

Directors

Mark W. Begor           National Broadcasting       Executive Vice President,
                          Company, Inc.               National Broadcasting
                        30 Rockefeller Plaza          Company, Inc.
                        New York, NY  10112

Executive Officers

Mark W. Begor           National Broadcasting       Executive Vice President,
                          Company, Inc.             National Broadcasting
                        30 Rockefeller Plaza          Company, Inc.
                        New York, NY  10112

Martin J. Yudkovitz     National Broadcasting       Executive Vice President,
                          Company, Inc.             National Broadcasting
                        30 Rockefeller Plaza          Company, Inc.
                        New York, NY  10112

Elizabeth A. Newell     National Broadcasting       Vice President, Corporate
                          Company, Inc.             and Transactions Law,
                        30 Rockefeller Plaza        National Broadcasting
                        New York, NY  10112         Company, Inc.

    Each person listed above is a citizen of the United States of America.

                          SCHEDULE C TO SCHEDULE 13D

             Filed by National Broadcasting Company Holding, Inc.

                  National Broadcasting Company Holding, Inc.
                       Directors and Executive Officers

                                                         Present Principal
Name                     Present Business Address            Occupation
--------------------    -------------------------   --------------------------

Directors

S. S. Cathcart          222 Wisconsin Avenue        Retired Chairman, Illinois
                        Suite 103                   Tool Works
                        Lake Forest, IL  60045

D. D. Dammerman         General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company;
                                                    Chairman and Chief
                                                    Executive Officer, General
                                                    Electric Capital Services,
                                                    Inc.

P. Fresco               Fiat SpA                    Chairman of the Board, Fiat
                        via Nizza 250               SpA
                        10126 Torino, Italy

A. M. Fudge             Kraft Foods, Inc.           Former Executive Vice
                        555 South Broadway          President, Kraft Foods,
                        Tarrytown, NY  10591        Inc.

J. R. Immelt            General Electric Company    President, General Electric
                        3135 Easton Turnpike        Company
                        Fairfield, CT  06431

A. Jung                 Avon Products, Inc          President and Chief
                        1345 Avenue of the          Operating Officer, Avon
                          Americas                  Products, Inc.
                        New York, NY  10105

K. G. Langone           Invemed Associates, Inc.    Chairman, President and
                        375 Park Avenue             Chief Executive Officer,
                        New York, NY  10152         Invemed Associates, Inc.

R. B. Lazarus           Ogilvy & Mather Worldwide   Chairman and Chief
                        309 West 49th Street        Executive Officer, Ogilvy &
                        New York, NY  10105         Mather Worldwide

S. G. McNealy           Sun Microsystems, Inc.      Chairman, President and
                        901 San Antonio Road        Chief Executive Officer,
                        Palo Alto, CA  94304        Sun Microsystems, Inc.

G. G. Michelson         Federated Department        Former Member of the Board
                          Stores                    of Directors, Federated
                        151 West 34th Street        Department Stores
                        New York, NY  10001

S. Nunn                 King & Spalding             Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, GA  30303

R. S. Penske            Penske Corporation          Chairman of the Board and
                        13400 Outer Drive, West     President, Penske
                        Detroit, MI  48239-4001     Corporation

F. H. T. Rhodes         Cornell University          President Emeritus, Cornell
                        3104 Snee Building          University
                        Ithaca, NY  14853

A. C. Sigler            Champion International      Retired Chairman of the
                          Corporation               Board and CEO and former
                        1 Champion Plaza            Director, Champion
                        Stamford, CT  06921         International Corporation

D. A. Warner III        J.P. Morgan Chase &         Chairman of the Board, J.P.
                          Co., Inc.                 Morgan Chase & Co.
                        60 Wall Street
                        New York, NY  10260

J. F. Welch, Jr.        General Electric Company    Chairman of the Board and
                        3135 Easton Turnpike        Chief Executive Officer,
                        Fairfield, CT  06431        General Electric Company

R. C. Wright            General Electric Company    Vice Chairman of the Board
                        3135 Easton Turnpike        and Executive Officer,
                        Fairfield, CT  06431        General Electric Company

Executive Officers

J. F. Welch, Jr.        General Electric Company    Chairman of the Board and
                        3135 Easton Turnpike        Chief Executive Officer,
                        Fairfield, CT  06431        General Electric Company

R. C. Wright            General Electric Company    Chief Executive Officer &
                        3135 Easton Turnpike        President
                        Fairfield, CT  06431

M. W. Begor             National Broadcasting       Vice President & Treasurer
                          Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY  10112

Each person listed above is a citizen of the United States of America except
A. Jung, who is a citizen of Canada.

                                 EXHIBIT INDEX

Exhibit No.
------------------

Exhibit 1 Joint Filing Agreement dated as of April 10, 2001 by and among the Reporting Persons.

Exhibit 10 Agreement of Merger and Plan of Liquidation and Dissolution dated as of April 8, 2001 by and among NBC, Merger Sub and the Issuer.